UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Odysight.ai Inc.

(Exact name of registrant as specified in its charter)

Nevada	333-188920	47-4257143
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

Suite 7A, Industrial Park, P.O. Box 3030

Omer, Israel 8496500

(Address of principal executive offices) (Zip code)

Yehu Ofer, +972 73 370-4690

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Company Overview

We are a pioneer in the development, production, and marketing of innovative Predictive Maintenance (PdM) and Condition Based Monitoring (CBM) technologies, providing visual sensing and AI-based video analytics solutions for critical systems in the aviation, maritime, industrial non-destructive-testing industries, transportation, and energy industries. Some of our products utilize our unique micro visualization technology in medical devices for complex and minimally invasive medical procedures. Our unique video-based sensors, embedded software, and AI algorithms are being deployed in hard-to-reach locations and harsh environments across a variety of PdM and CBM use cases. Our solution allows maintenance and operations teams visibility into areas which are inaccessible under normal circumstances, or where the operating ambience otherwise is not suitable for continuous real-time monitoring and has various applications which have relevancy in a wide range of industry segments that utilize complicated mechanics requiring ongoing monitoring and predictive maintenance applications.

Item 1.01 Conflict Minerals Disclosure and Report

References in this report to “Odysight.ai,” “our Company,” “we,” “our,” or “us” mean Odysight.ai Inc. together with its consolidated subsidiary, Odysight.ai Ltd., except where the context otherwise requires.

Our Conflict Minerals Policy

We fully support Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”) and are committed to responsible sourcing of Conflict Minerals (as defined below). Odysight.ai is committed to identifying the potential Conflict Minerals which are necessary for the functionality or production of products manufactured by Odysight.ai or for Odysight.ai by a third party manufacturer and determining the country of origin of any potential Conflict Minerals.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and to the public a company policy (the “Conflict Minerals Policy”) for the supply chain of Conflict Minerals. As used herein and in the Conflict Minerals Policy, “Conflict Minerals” consist of gold as well as columbite-tantalite (coltan), cassiterite, wolframite or their derivatives, which are limited to tantalum, tin and tungsten, without regard to the location of origin.

Our conflict mineral policy encourages our suppliers to develop conflict minerals policies, due diligence frameworks and management systems that are designed to prevent conflict minerals that are not “DRC Conflict Free” from being included in the products sold to us and our subsidiary. We work with our suppliers to comply with the SEC reporting requirements on conflict mineral by asking them to (i) certify to the best of their knowledge the Conflict Minerals status of the component supplied to us and (ii) update us of any future change in such status. It is our policy to work to refrain from using smelters or refiners from conflict affected and high-risk areas, as reported by relevant suppliers in our supply chain. Our Conflict Minerals Policy indicates that suppliers who do not comply with the foregoing expectations will be reviewed and evaluated accordingly for future business and sourcing decisions.

Applicability of the Conflict Minerals Rule to Our Company

On an ongoing basis, the Company reviews all changes to the components that comprise its products. It was determined that tin and gold and perhaps tantalum, each a Conflict Mineral, may be found within or as part of our miniature cameras and video sensors and their complementary technologies, such as processing units and illumination and irrigation mechanisms, as well as their control and video processing units, for use in various medical procedures and specialized industrial applications. In addition, certain of our production processes actually or potentially utilize Conflict Minerals.

We believe that we are in most cases many levels removed from mines, smelters and refiners of Conflict Minerals in our products and have limited influence over the mines, smelters, refiners and many of the other vendors in our supply chain. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage conflict-free sourcing in our supply chain.

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Reasonable Country of Origin Information

In connection with the reasonable country of origin inquiry (“RCOI”) required by the Conflict Minerals Rule, we utilized the same process and procedures that we established for our due diligence, including that suppliers declare to the best of their knowledge the Conflict Minerals status of the components they supply to us and agree to update us of any future change in such status. Our due diligence process and procedures are more fully described in the Conflict Minerals Report included as an exhibit hereto.

Despite our RCOI and ongoing due diligence, we do not yet have sufficient information to determine the country of origin of the Conflict Minerals used in our products or to identify the facilities used to process those Conflict Minerals.

Therefore, we cannot exclude the possibility that some of those Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country and/or are not from recycled or scrap sources.

As such, we have determined that our products — consisting of miniaturized video cameras and video sensors for use in various medical procedures and certain specialized industrial applications in the aviation, maritime, industrial non-destructive-testing industries, transportation, and energy industries — that we produced in the calendar year 2023 are “DRC Conflict Undeterminable.” As a result, we have filed a Conflict Minerals Report.

Website Disclosure

As required by the Conflict Minerals Rule, the foregoing information is available on our website — www.Odysight.ai. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available on our website — www.Odysight.ai (under “Investors”—”Corporate Governance”).

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

Exhibit – 1.01	Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Odysight.ai Inc.
(Registrant)

By:	/s/ Yehu Ofer	May 31, 2024
	Yehu Ofer	Date
Chief Executive Officer

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